

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 11, 2014

Via E-mail
Sean Shenglong Zou, CEO
Xunlei Limited
4/F, Hans Innovation Mansion, North Ring Road
No. 9018 High-Tech Park, Nanshan District
Shenzhen, 518057
People's Republic of China

> **Re:** **Xunlei Limited**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted February 18, 2014**
> **CIK No. 0001510593**

Dear Mr. Zou:

We have reviewed your second confidential draft registration statement and have the following comments. References to prior comments are to those in our letter dated February 3, 2014.

Prospectus Summary

Our history and structure, page 4

1. We note your disclosure on page 6 regarding the definitive agreement for series E preferred share financing with Xiaomi Ventures Limited. In light of the significance of the financing, please provide pro forma financial information pursuant to Article 11 of Regulation S-X that reflects this financing.

Risk Factors

"If the PRC government finds that the agreements that establish...," page 36

2. We note your response to prior comment 13. Please disclose the industries in which your PRC subsidiaries, Giganology Shenzhen and Xunlei Computer, operate and whether those industries are in the "encouraged," "restricted" or "prohibited" categories under the Catalogue for the Guidance of Foreign Investment Industry.

Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(n) Barter transactions, page F-23

3.   We note your response to prior comment 31 that the company determines the cash price of its sub-licensing transactions through arm's length negotiations and also considers the operating scale/size of the counterparties. Your determination of "average cash transaction price" for barter transactions appears to be separated between two broad categories of counterparties. Please describe for us your pricing practices with respect to sub-licensing, including your evaluation of the operating scale/size of counterparties. Clarify whether you similarly have two broad categories of counterparties in determining sub-licensing pricing.

4.   Your description of the determination of the "average cash transaction price" appears only focused on the two broad categories of counterparties. Please tell us how the type of content being sub-licensed impacts pricing of sub-licensing arrangements. Tell us what consideration was given to separating the sub-licensing transaction data by the type of content in determining "average cash transaction price."

5.   We note your response to prior comment 33 regarding your basis for consideration of the exchanges of exclusive content as barter transactions to be accounted for pursuant to ASC 845. Please tell us what consideration was given to the applicability of paragraph 30-3(b) and 30-16 of ASC 845-10-30 since both parties use the exchanged content in the same line of business, generating indirect cash flows attributable to the broadcast of such content.

6.   Please describe for us how the margins on barter transactions compare to your typical sub-licensing transactions, stratifying the analysis at the level to which you stratify pricing determinations for your sub-licensing transactions.

Note 21. Taxation, page F-44

7.   We note your disclosure in Note c on page F-47 that you recorded deferred tax liabilities arising from the aggregate retained earnings and reserves of the VIE and its subsidiaries that are expected to be recovered by Giganology Shenzhen and other affiliates of the Group in future periods. Please explain to us how you applied the provisions of ASC 740-30-25-5 and related guidance in determining whether to record a deferred tax liability on the excess of the carrying amount for financial reporting over the tax basis of your investment in the VIE. In addition, tell us how you considered the disclosure requirements in ASC 740-30-50-2.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via E-mail</u>
Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP